Filed Pursuant to Rule 424(b)(3)

File No. 333-262668

PROSPECTUS SUPPLEMENT NO. 13

(to prospectus dated May 11, 2022)

CEPTON, INC.

138,431,899 Shares of Common Stock
5,175,000 Warrants to Purchase Shares of Common Stock
13,800,000 Shares of Common Stock Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 11, 2022 (as supplemented prior to the date hereof, the “Prospectus”), related to the offer and sale from time to time by the Selling Securityholders of up to 138,431,899 shares of our common stock, 5,175,000 warrants to purchase shares of common stock and 5,175,000 shares of common stock that are issuable upon the exercise of the warrants, consisting of:

●	up to 122,903,551 Consideration Shares;

●	up to 5,265,848 Option Shares;

●	up to 5,950,000 PIPE Shares;

●	up to 4,312,500 Founder Shares;

●	up to 5,175,000 Private Placement Warrants; and

●	5,175,000 Private Warrant Shares.

The Prospectus also relates to the issuance by us of up to 13,800,000 Warrant Shares comprised of 8,625,000 Public Warrant Shares and 5,175,000 Private Warrant Shares.

On January 24, 2023, we filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement to update and supplement the Prospectus with the information contained in the Current Report.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our common stock and Public Warrants are listed on the Nasdaq Capital Market under the symbols “CPTN” and “CPTNW,” respectively. As of January 23, 2023, the closing price of our common stock and warrants was $1.23 and $0.1168, respectively.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS AND PART II, ITEM 1A OF OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2022.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 24, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 18, 2023

CEPTON, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39959	27-2447291
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 West Trimble Road

San Jose, CA 95131

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 408-459-7579

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, par value $0.00001 per share	CPTN	The Nasdaq Capital Market
Redeemable warrants, exercisable for common stock at an exercise price of $11.50 per share, subject to adjustment	CPTNW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

On January 19, 2023 (the “Closing Date”), Cepton, Inc., a Delaware corporation (the “Company”), and Koito Manufacturing Co., Ltd., (the “Investor”) completed the previously announced transaction (the “Closing”) contemplated by that certain Investment Agreement (the “Investment Agreement”), dated as of October 27, 2022, by and between the Company and the Investor. On the Closing Date and pursuant to the Investment Agreement, the Company issued and sold to the Investor 100,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, of the Company (“Series A Preferred Stock”), convertible for common stock, par value $0.00001 per share, of the Company (the “Common Stock”), for a purchase price of $100,000,000 (the “Purchase Price”) (the “Transaction”). On January 24, 2023, a portion of the proceeds of the Transaction were used to pay the outstanding loan under that certain Secured Term Loan Agreement (the “Loan Agreement”), dated as of October 27, 2022, by and between Cepton Technologies, Inc. (“Cepton Technologies”), a wholly-owned subsidiary of the Company, and the Investor. The remainder of the proceeds will be used for the continued development of the Company’s Lidar technology and general corporate purposes.

Pursuant to the Investment Agreement, at the Closing, the Company and the Investor entered into an Investor Rights Agreement (the “Investor Rights Agreement”), and, prior to the Closing, the Company filed the Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware.

Item 1.01 Entry into a Material Definitive Agreement.

Investor Rights Agreement

Board and Committee Rights

On the Closing Date, the Company and the Investor entered into an Investor Rights Agreement, pursuant to which, among other things, immediately following the Closing, the Company is obligated to take all necessary action to ensure that the Board will consist of a total of seven directors: two designees of the Investor (inclusive of Mr. Takayuki Katsuda, who is currently a director), and five individuals (including Dr. Jun Pei, the Company’s President, Chief Executive Officer and Chairman of the Board) who are currently directors of the Company. The Investor is entitled to have its designees appointed to the Nominating and Corporate Governance Committee and Compensation Committee of the Board, subject to satisfaction of applicable committee membership requirements. In satisfaction of such obligations, Mr. Hideharu Konagaya was appointed to the Board as described below in Item 5.02 of this Current Report on Form 8-K (this “Current Report”).

Under the Investor Rights Agreement, the Company is obligated to take all necessary action (to the extent not prohibited by law) to cause the Board to nominate for election that number of individuals designated by the Investor that is proportional to the Investor’s beneficial ownership interest in the Company (on an as-converted basis), provided, however, that the Investor will not be entitled to nominate for election a number of individuals that would constitute a majority of the Board. In addition, the Investor’s designation rights will be reduced to one director at such time as the Investor ceases to beneficially own at least 10% of the outstanding shares of Common Stock (on an as-converted basis) and the Investor will no longer have any rights to designate a nominee to serve on the Board at such time as the Investor ceases to beneficially own at least 5% of the outstanding shares of Common Stock (on an as-converted basis).

Transfer Restrictions

Pursuant to the Investor Rights Agreement and subject to certain exceptions, the Investor agreed not to Transfer (as defined in the Investor Rights Agreement) any shares of Series A Preferred Stock held by such Investor, including any shares of Common Stock issued or issuable upon conversion of such shares of Series A Preferred Stock, prior to January 19, 2024.

Investor Consent Rights

Pursuant to the terms of the Investor Rights Agreement, the prior written consent of the Investor (the “Investor Consent Rights”) is required for the Company to effect or validate certain enumerated actions in the Investor Rights Agreement for so long as such Investor beneficially owns a number of shares of Common Stock representing at least 75% of the number of shares of Common Stock held by the Investor as of the Closing Date after giving effect to the Transaction and including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, including, but not limited to: (i) issuing securities that are senior or pari passu to the Series A Preferred Stock, (ii) declaring or paying dividends, (iii) acquiring, redeeming or repurchasing capital stock, (iv) incurring debt or liens for borrowed money in excess of specified amounts, (v) entering into related party transactions, (vi) amending the Company’s charter or bylaws, (vii) changing the size of the Board, (viii) adopting a poison pill (unless it grandfathers in the Investor), (ix) making acquisitions in excess of specified amounts, (x) selling, leasing or transferring assets or properties, or incurring liens (other than certain permitted liens) in excess of specified amounts, (xi) increasing the number of shares reserved for issuance under the Company’s existing equity incentive plans beyond automatic annual increases currently provided for under such plans, (xii) transfers or abandonment of, or incurrence of liens on, the Company’s material intellectual property and (xiii) capital expenditures in excess of specified amounts.

Preemptive Rights

Pursuant to the terms of the Investor Rights Agreement and subject to certain exceptions, when the Company authorizes the issuance or sale of any Common Stock or Equity-Linked Securities (as defined in the Investor Rights Agreement), the Company will be required to first offer to sell to the Investor a proportion of such Common Stock or Equity-Linked Securities sufficient for the Investor to maintain its pro rata share in the Common Stock (on an as-converted, exchanged or exercised basis, as applicable) prior to the issuance or sale of such Common Stock or Equity-Linked Securities to such other person, with the consummation of the sale or issuance to such other person and to the Investor to occur on the same date, subject to certain exceptions.

Registration Rights

Pursuant to the Investor Rights Agreement, among other things, and subject to certain limitations set forth therein, the Company is obligated to prepare and file within 300 days after the Closing Date a registration statement registering shares of Common Stock held by any holder of Series A Preferred Stock, including any shares of Common Stock acquired by any holder pursuant to the conversion of, or as a dividend on, the Series A Preferred Stock (the “Registrable Securities”).

In addition, pursuant to the Investor Rights Agreement, holders of Registrable Securities have the right to require the Company, subject to certain limitations set forth therein, to effect a sale of any or all of their Registrable Securities by means of an underwritten offering. The Company is not obligated to effect an underwritten offering (a) more than twice in any 365-day period, (b) if the anticipated gross proceeds are less than $25 million (unless the Investor is proposing to sell all of its remaining Registrable Securities), or (c) during a Quarterly Blackout Period (as defined in the Investor Rights Agreement).

The Investor Rights Agreement also provides holders of Registrable Securities with certain customary piggyback registration rights and indemnification rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Company’s right to delay or withdraw a registration statement under certain circumstances.

Termination

The Investor Rights Agreement will terminate with respect to the Investor upon the mutual agreement in writing among the Company and the Investor, other than termination provisions applicable to particular sections of the Investor Rights Agreement that are specifically provided in the Investor Rights Agreement. The Investor Rights Agreement will terminate automatically with respect to any other party thereto at such time as such party ceases to own any Registrable Securities.

The foregoing summary of the Investor Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Investor Rights Agreement, which is filed as Exhibit 10.1 to this Current Report and is incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

On January 24, 2023, the Company paid ¥5,812,566,667 to the Investor to satisfy in full all of the Company’s principal and interest obligations and related fees under the Loan Agreement. All obligations and covenants of Cepton Technologies under the Loan Agreement and the other Loan Documents (as defined in the Loan Agreement) were terminated as of the payment date except for obligations that expressly survived termination thereof.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth below in Item 5.03 of this Current Report related to the Certificate of Designations is incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in the “Introductory Note” and below in Item 5.03 of this Current Report related to the issuance of the Series A Preferred Stock is incorporated into this Item 3.02 by reference. The Series A Preferred Stock will not initially be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 3.03. Material Modification to Rights of Security Holders.

The disclosure set forth above in Item 1.01 of this Current Report related to the Investor Rights Agreement and below in Item 5.03 of this Current Report related to the Certificate of Designations is incorporated by reference herein.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The disclosure set forth above in Item 1.01 of this Current Report related to the Investor Rights Agreement is incorporated by reference herein.

Effective as of the Closing Date, pursuant to the terms of the Investor Rights Agreement and as approved by the Board, Mr. Hideharu Konagaya was appointed to the Board to serve as a non-independent, Class A director with a term expiring at the 2023 annual meeting of stockholders and incumbent Mr. Takayuki Katsuda will continue to serve as a Class C director. Mr. Hideharu Konagaya was not appointed to serve on any committees of the Board.

Mr. Hideharu Konagaya is a Senior Managing Director, the Head of Finance & Accounting Department, and the Head of Procurement Department of the Investor. Mr. Hideharu Konagaya also serves as a member of the Board of Directors of the Investor and is the Chief Executive Officer of Koito Insurance Services, Co., Ltd., a private subsidiary company of the Investor.

In connection with his appointment, Mr. Hideharu Konagaya will enter into the Company’s standard indemnification agreement for directors and executive officers. The indemnification agreement generally requires the Company to indemnify directors to the fullest extent permitted by law.

The Company is not aware of any related transactions or relationships between Mr. Hideharu Konagaya and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Item 5.03. Amendment to Articles of Incorporation or Bylaws, Change in Fiscal Year.

Certificate of Designations Designating the Series A Preferred Stock

On January 18, 2023, in connection with the consummation of the Transaction, the Company filed the Certificate of Designations with the Secretary of State of the State of Delaware, designating the Series A Preferred Stock and establishing the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of the shares of Series A Preferred Stock included in such series. The Certificate of Designations became effective upon filing.

Ranking; Dividends

The Series A Preferred Stock ranks senior to the shares of the Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company and ranks junior to all secured and unsecured indebtedness. The Series A Preferred Stock has a liquidation preference equal to the initial purchase price of $1,000.00 per share, increased by accrued but unpaid dividends per share (the “Liquidation Preference”). The holders of Series A Preferred Stock are entitled to participate in all dividends declared on the Common Stock on an as-converted basis and are also entitled to a cumulative dividend at the rate of 3.250% per annum, if paid in cash, or 4.250% per annum, if paid “in kind”, payable quarterly in arrears and subject to a maximum increase of 1.0% under certain specified circumstances, in each case, subject to the terms and conditions set forth in the Certificate of Designations.

Conversion Rights

Subject to certain anti-dilution adjustments, including with respect to certain issuances with an effective price below the then current Conversion Price (as defined in the Certificate of Designations), and customary provisions related to partial dividend periods, the Series A Preferred Stock is convertible at the option of the holders thereof at any time following January 19, 2024 into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations), which initially is approximately 386.8472:1 based on the initial Conversion Price of $2.585; provided that each converting holder will receive cash in lieu of fractional shares (if any).

Solely with respect to shares of Series A Preferred Stock held by the Investor or an Affiliate of the Investor that is a Permitted Transferee (as defined in the Certificate of Designations) (such shares, the “Investor Shares”), any time after the Company having recorded positive net income pursuant to GAAP in its audited financial statements for any fiscal year the end date of which falls after January 19, 2028, the Company may deliver a notice to convert all (but not less than all) of the outstanding Investor Shares into shares of Common Stock if the closing sale price of the Common Stock was greater than or equal to 200% of the Conversion Price as of such time for at least twenty (20) trading days (whether or not consecutive) in the thirty (30) consecutive trading day period (including the last trading day of such period) immediately prior to the date of such notice (the “Market Price Condition”), in which case such Investor Shares must be converted within twelve (12) months.

Solely with respect to shares of Series A Preferred Stock that are not Investor Shares (such shares, the “Non-Investor Shares”), if the Market Price Condition is satisfied at any time after January 19, 2030, then the Company may deliver a written notice to each holder (other than holders of Investor Shares) informing such holder that all, but not less than all, of such holder’s Series A Preferred Stock will automatically convert into shares of Common Stock on the date specified by the Company.

Pursuant to the provisions described in the preceding two paragraphs, each share of Series A Preferred Stock then outstanding shall be converted into (A) a number of shares of Common Stock equal to the Liquidation Preference for such share of Series A Preferred Stock divided by the Conversion Price then in effect plus (B) cash in lieu of fractional shares as set out in the Certificate of Designations.

The actual conversion date of any shares of Series A Preferred Stock may be subject to delay in order to satisfy any regulatory approvals that may be necessary in connection therewith, subject to certain Company repurchase rights with respect to shares of Series A Preferred Stock that are not promptly converted following receipt of applicable regulatory approvals.

Company Repurchase Option

The Company has the option, upon thirty (30) days’ advance notice, to (A) repurchase all (but not less than all) of the outstanding Investor Shares on or after the second anniversary of the Closing occurring after the end of the applicable fiscal year for which the Company has recorded positive net income, if the Company has recorded positive net income pursuant to GAAP in its audited financial statements for any fiscal year the end date of which falls after January 19, 2028, and (B) all or any portion of the outstanding Non-Investor Shares any time after January 19, 2030. The purchase price of any shares of Series A Preferred Stock repurchased pursuant to this option is equal to the greater of (A) the Liquidation Preference and (B) the amount per share of Series A Preferred Stock equal to the number of shares of Common Stock that such holder would have received had such holder converted such share of Series A Preferred Stock into Common Stock multiplied by the arithmetic average of the volume-weighted average price per share of Common Stock for each of the ten (10) consecutive full trading days immediately preceding the day of such advance notice.

Fundamental Change Put Right

If the Company undergoes a Fundamental Change (as defined in the Certificate of Designations), each holder of outstanding shares of Series A Preferred Stock will have the option to require the Company to purchase any or all of its shares of Series A Preferred Stock at a purchase price per share of Series A Preferred Stock equal to the Liquidation Preference of such share of Series A Preferred Stock as of the applicable date (“Fundamental Change Repurchase”). In lieu of electing a Fundamental Change Repurchase, such holder may elect to convert such shares of Series A Preferred Stock, at 110% of the then current Conversion Rate. A “Fundamental Change” will occur upon, among other things, (A) any person or group of persons other than the Investor Parties (as defined in the Certificate of Designations) owning, directly or indirectly, more than 50% of the total voting power of the Company’s voting stock, (B) consummation of any recapitalization, reclassification, share exchange, consolidation, merger, sale of all or substantially all of the Company’s assets or similar transactions, (C) approval by the Company stockholders of any liquidation or dissolution of the Company, (D) the Common Stock ceasing to be listed on the New York Stock Exchange or NASDAQ or (E) solely with respect to the Investor Shares, the Company entering into certain acquisition or strategic transactions with a Competitor (as defined in the Certificate of Designations), in each case subject to certain exceptions as set forth in the Certificate of Designations.

Voting Rights

The holders of shares of Series A Preferred Stock have no voting rights except that the vote or consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding is required with respect to certain actions that would have an adverse effect on the rights, preferences, privileges or voting power of the Series A Preferred Stock, the creation and issuance of shares of the Company’s capital stock that would rank pari passu or senior to the Series A Preferred Stock and any increase or decrease in the authorized number of shares of Series A Preferred Stock or issuance of shares of Series A Preferred Stock after the issuance date, subject to certain exceptions. In such cases, the holders of Series A Preferred Stock will have one vote per share on any matter on which the holders of Series A Preferred Stock are entitled to vote.

Taxes

In light of the Investor being a non-U.S. person, the Company has agreed to certain tax treatment, tax withholding and other matters as specified in the Certificate of Designations.

The foregoing summary of the Certificate of Designations does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Certificate of Designations, which is filed as Exhibit 3.1 to this Current Report and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On January 20, 2023, the Company issued a press release announcing the consummation of the Transaction. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
3.1	Certificate of Designations of Series A Convertible Preferred Stock, par value $0.00001, of Cepton, Inc., dated January 18, 2023.
10.1	Investor Rights Agreement, dated January 19, 2023, by and between Cepton, Inc. and Koito Manufacturing Co., Ltd.
99.1	Press release, dated January 20, 2023.
104.1	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPTON, INC.

Date: January 24, 2023	By:	/s/ Jun Pei
	Name:	Jun Pei
	Title:	President and Chief Executive Officer